Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements No. 333-158526 and No. 333-85258 on Forms S-3 and S-8, respectively, of our reports dated February 26, 2010, relating to the financial statements and financial statement schedule of Alliance Resource Partners, L.P. (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the change in method of calculating earnings per unit in 2009 and retrospectively applied to the 2008 and 2007 periods) and the effectiveness of Alliance Resource Partners, L.P.’s internal control over financial reporting, appearing in this Annual Report on Form 10-K of Alliance Resource Partners, L.P. for the year ended December 31, 2009.

/s/ Deloitte & Touche LLP

Tulsa, Oklahoma

February 26, 2010